Cove Street Capital, LLC Announces Plan
to Vote Against the Board of Directors of Westell Technologies, Inc
After Repeated Rejection of Request for Discourse

EL SEGUNDO, CA, August 23, 2016 — As a follow up to an August 10, 13D filing with the SEC, and a letter to the Board of Directors of Westell Technologies, Inc (Nasdaq: WSTL) (“Westell” or the “Company”), Cove Street Capital, LLC (“Cove Street”) announces their intention to vote against the Board of Directors of Westell. Cove Street’s attempts to establish a constructive dialog with Westell have been rejected, most recently in the form of a letter from CEO Tom Gruenwald—the public face of the company who is unfortunately tasked with answering for the Company’s past mistakes—professing that Cove Street’s suggestions are being “considered” by the Board.

“We believe that the stock’s performance over the last 15 years and the current share price speak for themselves,” states Cove Street Principal and Portfolio Manager, Jeffrey Bronchick, CFA. “As such, it is not clear to us what is left for the Board to consider.”

Cove Street presently owns 16.3% of the common stock class A shares outstanding, making it the second largest shareholder after the Penny Family Trust. Cove Street’s research suggests the following:

•	The last five years of operating results clearly indicate that the Company does not have enough scale to consistently operate profitably, produce positive free cash flow, or generate returns above its cost of capital.
•	The lack of scale combined with end market cyclicality and customer concentration—the top 2 customers accounted for 34.2% of revenue in FY 2016—create considerable risk of further negative free cash flow and shareholder value destruction.
•	Given the current share price, unless the Board acts quickly, the Company is at risk of being delisted from the NASDAQ.
•	There are numerous buyers for the Company’s assets and waiting to sell after more cash has been burned will likely only diminish the Company’s bargaining position.
•	The current Board has shown no ability to facilitate a turnaround of the Company’s fortunes, despite having brought in a number of CEOs and supported numerous failed growth initiatives.

Mr. Bronchick continues, “We fully understand that as A-class shareholders we can be outvoted by the Penny Family’s B-class shares. Despite that, shareholders still have the opportunity to voice their displeasure for the current state of affairs at the upcoming annual meeting. To borrow an apt quote from Carl Icahn, ‘A lot of people died fighting tyranny. The least I can do is vote against it.’ ”

Important Information:

Cove Street Capital, LLC, a Delaware Limited Liability Company, is a California based, SEC registered investment advisor that commenced operations in 2011.